Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 12, 2021, Fluent, Inc. (“the Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) — our common stock, par value $0.0005 per share (“Common Stock”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 200,000,000 shares of Common Stock, $0.0005 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock“). As of March 12, 2021, there were 81,553,689 shares of Common Stock issued and outstanding. There were no shares of Preferred Stock issued or outstanding as of March 12, 2021.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors (“Board”) in its discretion out of funds legally available for the payment of dividends subject to the prior rights of holders of Preferred Stock and any contractual restrictions we have against the payment of dividends on Common Stock.

Liquidation Rights

In the event of our liquidation, the holders of our Common Stock will be entitled to share ratably in any distribution of our assets after payment of all debts and other liabilities and the preferences payable to holders of shares of Preferred Stock then outstanding, if any.

Applicable Anti-Takeover Provisions

Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary and it is qualified by refence to the Certificate of Incorporation, the Bylaws and relevant provisions of the Delaware General Corporation Law (“DGCL”).

No Written Consent of Stockholders

Our Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting. This provision could discourage potential acquisition proposals and could delay or prevent a change of control.

No Ability of Stockholders to Call Special Meetings

Our Certificate of Incorporation and Bylaws do not provide stockholders with the right to call a special meeting of stockholders.

Advance Notice Requirements

Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our Bylaws.

Blank Check Preferred Stock

Our Certificate of Incorporation provides for 10,000,000 authorized shares of “blank check” preferred stock, the terms of which may be determined by our board of directors without obtaining stockholder approval.  Undesignated or “blank check” preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management.

Exclusive Forum Provision

In accordance with an exclusive forum provision set forth in the Bylaws, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, (iv) any action as to which the DGCL confers jurisdiction upon the Court of Chancery in the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine.

Listing

The Common Stock is traded on NASDAQ Global Market under the trading symbol "FLNT."

Transfer Agent

The Company’s transfer agent is Continental Stock Transfer & Trust.